**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated February 19, 2019

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI GROWS MARGINS AND CASH FLOW, CHARTS PATH FORWARD**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")

19 February 2019

NEWS RELEASE

AngloGold Ashanti Grows Margins and Cash Flow, Charts Path Forward

(JOHANNESBURG – PRESS RELEASE) – AngloGold Ashanti achieved guidance for the sixth consecutive year, with improved margins driving significant growth in free cash flow generation. The Company declared a dividend of ZAR 95 cents per share (approximately 7 US cents per share).

The Company generated free cash flow of $67 million in the 12 months to 31 December 2018 compared with only $1 million generated in 2017. Before one-time financing expenses and the costs to complete the successful restructuring of the South African business in 2018, the Company generated $140 million of free cash flow.

"This is a strong operating performance that shows our commitment to meeting our guidance targets and improving our margins," Chief Executive Officer Kelvin Dushnisky said. "We have a clear set of return and leverage targets that will guide our investments, as we work to unlock value for our shareholders."

CEO Kelvin Dushnisky has started to streamline the portfolio by initiating processes to sell the Company's interests in its Cerro Vanguardia and Sadiola assets, as he aims to focus investments on those operations with longer lives and the ability to deliver higher returns. He has set the hurdle for returns on new investments at 15% (calculated at a gold price of $1,200/oz) and cut the Company's leverage target to a ratio of 1.0 times Net debt to Adjusted EBITDA through the cycle, down from 1.5 times previously.

The redevelopment of the Obuasi mine, which was started in 2018, is on track to produce its first gold at the end of this year and to build-up to its full production rate during 2020. That follows on the ramp-up of production from the underground mine at Kibali, and commissioning of a new plant, able to process hard rock, at its Siguiri mine in Guinea.

Production for the year ended 31 December 2018 came in toward the top end of guidance at 3.4Moz. Production from retained operations in 2018 (excluding Moab Khotsong, Kopanang and TauTona), was 3.349Moz at a total cash cost of $765/oz, compared with 3.279Moz at $738/oz in 2017.

All-in Sustaining Costs (AISC) for these retained operations were $968/oz for the year ended 31 December 2018, compared with $1,017/oz during the same period in 2017. Kibali in the

DRC, Iduapriem in Ghana, Geita in Tanzania, Sunrise Dam in Australia and Mponeng in South Africa were stand out performers.

Headline earnings for the year ended 31 December 2018 were $220 million, or 53 US cents per share, compared with $27 million, or 6 US cents per share in 2017. Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) were $1.48 billion in 2018, similar to 2017 levels despite the sale and closure of assets in South Africa. The ratio of Net debt to Adjusted EBITDA at the end of December 2018 was 1.12 times compared with 1.35 times at the end of December 2017.

Net debt decreased by 17% to $1.659 billion at 31 December 2018, from $2.001 billion at the 31 December 2017. Financial flexibility was further improved in October 2018, when a new five-year $1.4 billion multi-currency revolving credit facility was agreed with our banking syndicate replacing our existing $1 billion US Dollar and $500 million Australian Dollar facilities. Strong liquidity is provided both by this new revolving credit facility, which was fully undrawn at the end of 2018, and $329 million in cash.

AngloGold Ashanti places a premium on a clear and uncompromising method of allocating capital, which means that certain investments may not be made if the returns they offer rank below other available opportunities within the portfolio. Consistent with this philosophy, the Company has initiated sales processes for Sadiola in Mali as well as Cerro Vanguardia (CVSA) in Argentina. Through these processes, AngloGold Ashanti aims to achieve both fair value for these assets, and to place them with buyers with the operational track record and financial capacity to take them forward.

On 14 February 2019, Sadiola Exploration Limited (SADEX), the subsidiary jointly held by AngloGold Ashanti and IAMGOLD Corporation, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d'Exploitation des Mines d'Or de Yatela (Yatela), for a consideration of USD 1 (one US dollar). The transaction remains subject to the fulfilment of a number of conditions precedent.

SAFETY

Regrettably, we lost three of our colleagues during the first half of the year. In Brazil there was one fatality following an electricity-related incident in January. In South Africa at Moab Khotsong a tramming incident caused one fatality in February and at Mponeng a mechanical loader operator was fatally injured in a seismic fall of ground in April.

The Company will use lessons learned from these tragic incidents to strengthen safety practices for a sustainable improvement in this important area. Significant progress has been made, with record All-Injury Frequency Rate (AIFR), the broadest measure of workplace safety, decreased by 36% to 4.81 injuries per million hours worked for 2018, compared to 7.49 injuries per million hours worked for the previous year.

SECOND HALF

Production from retained operations for the second half of 2018 (excluding Moab Khotsong, Kopanang and TauTona) was 1.722Moz at a total cash cost of $726/oz, compared to 1.761Moz at $733/oz for the last six months of 2017. AISC for these retained operations were $936/oz for the last six months of 2018, compared to $1,002/oz for the same period in 2017.

Free cash flow of $118 million was generated in the second half of 2018, compared to $162 million for the same period in 2017. The Company generated $204 million of free cash flow, before growth capital during the last six months of 2018, compared to $231 million during the second half of 2017.

OUTLOOK**

Production guidance for 2019 year is estimated to be between 3,250Moz - 3,450Moz (reflects the impact of the reduced South African operations and a step-down in production at CVSA). Total cash costs are estimated to be between $730/oz and $780/oz and AISC between $935/oz and $995/oz at average exchange rates against the US dollar of 14.00 (Rand), 3.65 (Brazil Real), 0.75 (Aus$) and 40.00(Argentina Peso), and oil at $74/bl average for the year, based on market expectations. Capital expenditure is anticipated to be $910 million to $990 million reflecting the ramp up of the Obuasi redevelopment expenditure.

Ends

Johannesburg

JSE Sponsor: The Standard Bank of South Africa Limited

**Both production and cost estimates assume neither operational or labour interruptions, or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Accordingly, actual results could differ from guidance and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2017, filed with the United States Securities and Exchange Commission (SEC).

CONTACTS

Media

Chris Nthite	**+27 11 637 6388/+27 83 301 2481**	cnthite@anglogoldashanti.com
Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031**	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031**	sbailey@anglogoldashanti.com
Sabrina Brockman	**+1 646 880 4526/ +1 646 379 2555**	sbrockman@anglogoldashanti.com
Fundisa Mgidi	**+27 11 6376763 / +27 82 821 5322**	fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 19, 2019

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance